August 18, 2025

VIA EDGAR

Ms. Kathleen Collins

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NetEase, Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2024
Response dated July 31, 2025
File No. 000-30666

Dear Ms. Collins and Ms. Chen,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 5, 2025 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Commission on April 15, 2025 (the “2024 Form 20-F”) and the Company’s responses to the Staff’s comments regarding the 2024 Form 20-F submitted on July 31, 2025. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2024 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2024

Item 3. Key Information

Our Corporate Structure and Contractual Arrangements with the Variable Interest Entities, page 5

1.	The proposed revisions to the disclosures on page 7, in your response to prior comment 2, appear to limit the risk of government intervention to situations in which you fail to comply with the applicable regulations, policies, or requirements. Please revise to state, similar to the disclosures in your December 31, 2022 Form 20-F, that “The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals,” and clarify that such intervention may be at any time.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 18, 2025

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed. The bold text is added on top of the proposed disclosure in the Company’s prior response. Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure.

Page 7:

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals at any time. ~~The PRC government has significant authority in regulating our operations. If we fail to comply with the applicable regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time.~~ The PRC government has published new policies that affect various industries in recent years, including industries in which we operate, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Any such action, once taken by the PRC government, could cause the value of our securities to significantly decline or become worthless and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors.

Page 55:

The PRC government may also intervene with or influence our operations as it deems appropriate to further regulatory, political and societal goals at any time. ~~In addition, the PRC government has significant authority in regulating our operations. If we fail to comply with the applicable regulations, policies or requirements, enforcement actions taken by the PRC government may intervene or influence our operations at any time.~~ The PRC government has ~~recently~~ published new policies that adversely affected certain industries, including the industries that our business may relate to ~~our industry and our business~~, and we cannot rule out the possibility that it will in the future further release regulations or policies regarding our industry that could further adversely affect our business, financial condition and results of operations.

Risk Factors

Risks Related to Doing Business in China, page 48

2.	We note your proposed revised disclosures in response to prior comment 2. Please restore the header to the penultimate risk factor on page 55 to your disclosure as previously provided in the December 31, 2022 Form 20-F to indicate that "Contract drafting, interpretation and enforcement in China involve significant uncertainty." Also, specifically reference significant uncertainties within the risk factor. In addition, revise to include a risk factor regarding “Changes in China’s political and economic policies” that could harm your business as previously provided in the December 31, 2022 Form 20-F.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
August 18, 2025

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as shown below in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed. Page reference is made to the 2024 Form 20-F to illustrate the approximate location of the disclosure.

Page 55:

Contract drafting, interpretation and enforcement in China involve significant uncertainty.

We have entered into numerous contracts governed by PRC law, many of which are material to our business. As compared with contracts in the United States, certain contracts governed by PRC law may contain less detail and may not be as comprehensive in defining contracting parties’ rights and obligations in some instances. As a result, those contracts are more vulnerable to disputes and legal challenges. In addition, contract interpretation and enforcement by the court in China is subject to significant uncertainties. Therefore, we cannot assure you that we will not be subject to disputes under our material contracts, and if such disputes arise, we cannot assure you that we will prevail. Any dispute involving material contracts, even without merit in plaintiff’s regard, may materially and adversely affect our reputation and our business operations, and may cause the price of our ADSs and/or shares to decline.

In addition, the Company undertakes to include in its future Form 20-F filings a risk factor regarding “Changes in China’s political and economic policies” that could materially impact its business as previously provided in its December 31, 2022 Form 20-F, subject to updates and adjustments to be made in connection with any material development of the subject matters being disclosed.

*     *     *

If you have any additional questions or comments regarding the 2024 Form 20-F, please contact the undersigned at +65 6980 0628 or paulboltz@oc.netease.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Sincerely yours,

NetEase, Inc.

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
General Counsel

cc:	Sarah Ying Li, Head of Financial Reporting, NetEase, Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP

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